June 12, 2006



VIA FACSIMILE and
FIRST CLASS MAIL
------------------

David J. Teklits, Esq.
Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

                  Re:    Request to Inspect Books and Records of
                         The Houston Exploration Company
                         ---------------------------------------

Dear Mr.Teklits:

     We are in receipt of your June 8 response (the "Response"), on behalf of The Houston Exploration Company (the "Company"), to the demand by our client, JANA Master Fund, Ltd. ("JANA"), to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law.

     The Response is deficient, in that it declines to provide access to many of the books and records requested. In particular, we note that no books and records are being proffered which would shed any light on the Board's discharge of its fiduciary duty in evaluating strategic alternatives and its rationale for pursuing an acquisition strategy rather than the demonstrably superior alternative of a substantial share repurchase. Perhaps there are no such records, and if so we would appreciate your confirmation to this effect. In addition, our client is reviewing what it believes are significant questions raised by the Response, such as why the Company would characterize an office in Alabama as being a company office in its most recent 10-K but now states that this office is being paid for by Mr. Hargett.

David J. Teklits, Esq.
June 12, 2006
Page 2

     In any event, a further reply to the Response will be forthcoming shortly. In the interest of our obtaining promptly the few documents which you have agreed to provide, we will furnish you with a draft of a customary confidentiality agreement shortly. No such agreement is necessary as a precondition to our obtaining the stockholder list information, and we will contact you to arrange for its delivery.


                                                Sincerely yours,
                                                /s/ Marc Weingarten
                                                --------------------------------
                                                Marc Weingarten